Exhibit 6.12

CONSULTING SERVICES AGREEMENT

THIS AGREEMENT will be made effective as of the date that ADOMANI, Inc. signs and dates, provided said date is on or before February 19, 2016, beyond which point the terms of this Agreement will expire and a new Agreement must be furnished by TriplePoint, LLC.

This Agreement is between:

ADOMANI, Inc., a company incorporated under the laws of the United States and the State of Florida, having its principal business office at 620 Newport Center Drive, Suite 1100, Newport Beach, CA 92660 - USA (the “Company”)

AND

TriplePoint, LLC, a company incorporated under the laws of the United States and the State of Maine, having its primary business office at 4 Poplar Ridge, Falmouth, ME 04015, USA (the “Consultant”).

WHEREAS:

A.	The Consultant has certain technical and financial expertise for the energy and clean technology sectors; and

B.	The Company wishes to retain the Consultant to provide consulting services on the terms and conditions hereinafter set forth.

NOW THEREFORE IN CONSIDERATION of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement agree as follows:

1.	SERVICES TO BE PROVIDED:

(a)	The Company hereby engages the Consultant to provide the services described in Schedule “A” hereto (the “Services”) on the terms and conditions set out herein.

(b)	The Consultant hereby accepts such engagement and agrees to provide the Services in a professional, faithful and diligent manner in compliance with the policies, practices, directions and instructions of the Company from time to time. Without limiting the foregoing, the Consultant agrees to devote such time and attention as may be reasonably necessary for the Consultant to provide the Services pursuant hereto.

(c)	The Company will provide such information and provide access to such management and other personnel of the Company that the Consultant may reasonably require in order for the Consultant to provide the Services in accordance with the terms of this Agreement.

(d)	The Consultant will render all Services under this Agreement in response to written requests of the Company’s President and Chief Executive Officer and any other Officer, Agent, or Consultant of the Company. An email shall also be deemed a written request.

2.	COMPENSATION

As compensation for the Services to be provided hereunder,

A.	Upon the effective date of execution of this Agreement, the Company will pay the Consultant Fifteen Thousand Dollars ($15,000.00) per month until the Company achieves an Initial Public Offering at which point the Company will pay the Consultant Ten Thousand Dollars ($10,000.00 USD) per month until the termination of this Agreement. First monthly payment is due on the effective date of this agreement, and subsequent monthly payments set forth in this Agreement are to be made on or before each month of service.

B.	The Consultant will earn Two Hundred Fifty Thousand (250,000) restricted shares of Common Stock of ADOMANI, Inc. (the “Shares”) on the transaction date when the Company achieves an Initial Public Offering. The terms of the lockup are outlined as follows:

After the six month anniversary of the initial closing of the IPO the Consultant can sell up to 25% of the number of the Shares without restriction; however, if the Company’s common stock price is 50% higher than the IPO price per share for five consecutive trading days then the Consultant can sell up to 50% of the number of the Shares, with the second 25% of the Shares subject to a maximum sale on any trading day of 5% of the daily volume.

After the twelve month anniversary of the initial dosing of the IPO the Consultant can sell up to 50% of the number of the Shares without restriction; however, if the Company’s stock price is 50% higher than the IPO price per share for five consecutive trading days then the Consultant can sell up to 75% of the number of the Shares, with the third 25% subject to a maximum sale on any trading day of 5% of the daily volume. Additionally, if the Company’s common stock price is 100% higher than the IPO price per share for five consecutive trading days then the Consultant can sell up to 100% of the Shares, with the second 50% of the Shares subject to a maximum sale on any trading day of 10% of the daily volume.

After the eighteen month anniversary of the initial closing of the IPO the Consultant can sell up to 75% of the number of the Shares without restriction; however, if the Company’s common stock price is 100% higher than the IPO price per share for five consecutive trading days then the Consultant can sell up to 100% of the number of the Shares, with the final 25% of the Shares subject to a maximum sale on any trading day of 10% of the daily volume.

After the twenty-four month anniversary of the initial closing of the IPO the Consultant can sell up to 100% of the number of the Shares without restriction.

C.	The Company will be responsible for all expenses related to this Agreement (i.e. Consultant travel and lodging for Company-related events, etc.), yet these expenses must be pre-approved by the Company’s Chief Executive Officer. A detailed expense report will be provided by the Consultant and will have supporting documentation attached. Payment on such bills is due within 30 days of the Company’s receipt of the Consultant’s bill. The Consultant reserves the right to charge a late fee of 5% per month for all fees and expenses advanced by the Consultant that are not paid within the 30 days of the billing date. The Company agrees to pay the costs incurred by the Consultant in collecting the debt, including court costs, filing fees and reasonable attorneys’ fees.

3.	STATUS

It is understood and agreed that this is an agreement for the performance of services; the Consultant will not be or be deemed to be an employee of the Company for any purpose; and that the relationship of the Consultant to the Company is that of independent professional service provider.

In addition, the Consultant will comply with all applicable statutes, laws, ordinances and regulations governing the performance of the Services and will make all required payments with respect to income taxes, unemployment insurance and government pension plans and will pay all assessments in connection with workers’ compensation legislation and will on request provide satisfactory evidence thereof to the Company. The Company will not deduct or remit to any government authority any such amounts in respect of the Consultant. The Consultant will indemnify and hold the Company harmless from all claims, demands, suits, interest, penalties and costs (including, without limitation, reasonable legal fees) relating to income tax, unemployment insurance and government pension plan contributions and worker’s compensation assessments in respect of provision of the Services.

4.	TERM AND TERMINATION

(a)	This Agreement will be effective from the date hereof and will continue for a one-year period unless terminated earlier in accordance with the provisions hereof. This Agreement will automatically renew unless otherwise notified by the Company prior to the end of each one-year period.

(b)	This Agreement may be terminated for any reason at any time by either party, by providing the other party 30 days prior written notice of termination.

(c)	Upon the termination of this Agreement the Consultant will be entitled to any compensation accrued and expenses incurred to the date of such termination. Upon notice of termination the Company will pay all monies due under this Agreement within thirty (30) days. Regardless of termination following delivery of the industry report outlined in bullet point 1 of short term deliverables in Schedule A, the Consultant will receive the full 250,000 shares with the same schedule outlined in section 2B of this Agreement at the time the IPO closes. Should termination occur prior to delivery of said industry report, the consultant shall receive the prorated quantity of the 250,000 shares (for example, should the contract be terminated at the one month mark, the Consultant shall receive 1/12th of the 250,000 shares), with a standard 180-day lockup instead of the schedule outlined in section 2B.

(d)	The Consultant agrees that all work produced pursuant to this Agreement, including, without limitation, publications, reports and other materials prepared by the Consultant shall be the property of the Company which will be solely entitled to all copyright, trademarks, and other intellectual property rights relating thereto.

5.	CONFIDENTIALITY

(a)	The Consultant will retain all confidential information regarding the Company, its branches and affiliates, including, without limitation, business information and other information concerning its know-how and trade secrets relating to systems, finances, sources of supply and intellectual property (collectively “Confidential Information”) in the strictest confidence and will not disclose or permit the disclosure of Confidential Information in any manner other than with the consent of the Company in the course of providing the Services to and for the benefit of the Company or as required by law. The Consultant will not use the Confidential Information for his/her benefit or permit it to be used for the benefit of any other person or business entity, either during the term of this Agreement or thereafter. The Consultant will take all reasonable precautions in dealing with the Confidential Information so as to prevent any person or business entity from having unauthorized access to it. The provisions of this paragraph will not apply to any information which, through no act or omission of the Consultant, becomes generally known or, is furnished to others by the Company without restriction or disclosure or is provided to the Consultant by a third party.

(b)	Upon termination of this Agreement, the Consultant will promptly return to the Company all property of the Company, including, without limitation, all reports and other written information, tapes, discs, or other data embodied or recorded in tangible form which is in the Consultant’s possession or under the Consultant’s control.

The obligations of confidentiality under this Agreement shall survive for a period of three (3) years after the date of termination of this Agreement as described in section 4.

6.	EXCLUDED SERVICES

The Parties acknowledge that Consultant is not a licensed broker-dealer and is providing industry research, business consulting and structuring services, only. The Company agrees to engage a licensed broker-dealer in the event broker-dealer services are required.

7.	INDEMNIFICATION

(a)	Company agrees to indemnify and hold harmless Consultant and its affiliates, directors, shareholders, officers, and employees against all losses, claims, liabilities, penalties, fines, forfeitures, damages, or expenses, as the same are incurred (including the reasonable costs and expenses of legal counsel to defend Consultant), relating to or arising out of the duties contemplated by this Agreement, with the exception of willful negligence or misconduct by Consultant.

(b)	Consultant agrees to indemnify and hold harmless Company and its affiliates, directors, shareholders, officers, and employees against all losses, claims, liabilities, penalties, fines, forfeitures, damages, or expenses, as the same are incurred (including the reasonable costs and expenses of legal counsel to defend Company), relating to or arising out of the duties contemplated by this Agreement, with the exception of willful negligence or misconduct by Company.

8.	NON-CIRCUMVENTION

The Company hereby agrees not to circumvent the Consultant for the intended purpose or reasonably expected result of denying or otherwise preventing Consultant from receiving compensation agreed herein.

9.	ATTORNEY’S FEES

In any dispute or action between the Parties arising out of, pertaining to, or relating to this Agreement, the enforcement of any of its terms, or to any other contract relating to the subject matter of this Agreement, the prevailing party shall be entitled to recover, in addition to any other award of damages or other remedies, its reasonable attorneys’ fees, costs, expert witness fees, and expenses. However, prior to the initiation of any litigation between the Parties arising out of, pertaining to, or relating to this Agreement, the Parties shall move to resolve any disputes between them through mediation, using any well-established mediation service such as JAMS, ADR Services, or other similar service which can provide as mediators both retired Judges and well-respected private lawyer, with the fees for such mediation to be born equally by Company and Consultant.

10.	GENERAL TERMS

(a)	This Agreement, including Schedule “A”, constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto and there are no warranties, representations or other agreements between the parties hereto in connection with the subject matter hereof except as specifically set forth herein or in Schedule “A”.

(b)	No supplement, modification or waiver of any provision of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement will be deemed or will constitute a waiver of any other provision (whether or not similar), nor will such waiver constitute a continuing waiver unless otherwise expressly provided.

(c)	This Agreement may not be assigned by the Consultant. The Company may assign its rights and obligations hereunder to an affiliate. Subject thereto, this Agreement will inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

(d)	Time will be of the essence of this Agreement.

(e)	Each party hereto hereby agrees that upon the written request of the other party hereto, it will do all such acts and execute all such further documents and will cause the doing of all such acts and will cause the execution of all such further documents as are within its power to cause the doing or execution of, as such other party may from time to time reasonably request be done and/or executed as may be required to give effect to the purposes of this Agreement and to carry out the provisions hereof.

(f)	Any notice required or permitted to be given hereunder will be in writing and will be sufficiently given if delivered in person during normal business hours of the recipient on a business day or sent by facsimile or email transmission as follows:

(1)	in the case of a notice to the Company to:

ADOMANI, Inc.

620 Newport Center Drive, Suite 1100, Newport Beach, CA – USA

Email: jimsAadomanielectric.com

Attention: Jim Reynolds, President & CEO

(2)	in the case of a notice to the Consultant to:

TriplePoint, LLC

4 Poplar Ridge, Falmouth, ME 04105, USA

Email: jherrickAtriplemint-11c.com

Attention: Jesse Herrick, Managing Partner

and will be conclusively deemed to have been given and to have been received on the same business day, if so delivered, and on the first business day following the transmission thereof, if sent by facsimile or email transmission. Addresses for notice may be changed by giving notice in accordance with the foregoing. For purposes hereof, business day means any day other than a Saturday or Sunday.

(g)	The provisions of paragraphs 3, 4(d) and 5 will survive the termination of this Agreement.

(h)	This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of California, United States without regard to its conflict of law rules.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

ADOMANI, INC

/s/ Jim Reynolds	Date: 2/17/16
Jim Reynolds President & Chief Executive Officer

TriplePoint, LLC

/s/ Jesse Herrick
Jesse Herrick Founder & Managing Partner

SCHEDULE “A”

SERVICES TO BE PROVIDED BY THE CONSULTANT

Scope of the Work:

The Consultant shall:

Short-term

1.	Deliver a deep-dive, multi-page industry report on or before the 60th day anniversary of the execution of this Agreement.

2.	Deliver four or more company-specific and/or industry specific update reports between engagement and year-end.

3.	Support modeling efforts as it pertains to IPO valuation.

4.	Support business plan strategizing effort.

5.	Introduce contacts and potential purchasers of the Company’s securities to the Company in an investor relations capacity.

6.	Introduce banking contacts to the Company.

7.	Introduce analysts to the Company.

8.	Aid in development and/or improvement of corporate PowerPoint presentation and outbound financial marketing documents.

Long- term

1.	Provide strategic guidance for Company valuations and marketing.

2.	Introduce contacts and potential purchasers of the Company’s securities to the Company in an investor relations capacity.

3.	Lead corporate relationship building and management with industry analysts.

4.	Ongoing research as it pertains to the Industry.

5.	Ongoing research as it pertains to the Company.